

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2021

Tom Wilkinson
Chief Executive Officer
Sonim Technologies Inc.
6836 Bee Cave Road
Bldg. 1, S#279
Austin, Texas 787

      Re: Sonim Technologies Inc.
          Registration Statement on Form S-3
          Filed March 18, 2021
          File No. 333-254440

Dear Mr. Wilkinson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Asia Timmons-Pierce at 202-551-3754 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Manufacturing